BP p.l.c.
1 St James’s Square
London
SW1Y 4PD United Kingdom

6 March 2014	Direct:	+44 (0) 207 496 4853
	Main:	+44 (0) 207 496 4000
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:

Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report and Form 20-F for the year ended 31 December 2013 of BP p.l.c.

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that BP p.l.c. has made disclosure pursuant to those provisions in its Annual Report and Form 20-F for the year ended 31 December 2013, which was filed with the Securities and Exchange Commission on 6 March 2014.

Sincerely,

BP p.l.c.

By:	/s/ Rupert Bondy
Name:	Rupert Bondy
Title:	Group General Counsel

Registered in England and Wales: No. 102498 Registered Office: 1 St James’s Square London SW1Y 4PD